[STOCKGROUP LETTERHEAD]

June 20, 2002

United States Securities and Exchange Commission
Washington, DC
USA 20549

Attention:        Elaine Wolff

Via fax to:       202-942-9635

Dear Madame,

Please accept this letter as our request to withdraw a Post-Effective Amendment filed by our company on April 25, 2002 as detailed below:

APRIL 25, 2002    POST-EFFECTIVE AMENDMENT #3 TO FORM SB-2 #333-57296

Our detailed Company information is as follows:

STOCKGROUP INFORMATION SYSTEMS INC.
SIC# 6282
IRS # 84-1379282
CUSIP # 861273 100

Thank you for your time and assistance.

Sincerely,

STOCKGROUP INFORMATION SYSTEMS INC.
Per:

/s/ David Gillard

David Gillard, CGA
Chief Financial Officer
Secretary and Treasurer